EXHIBIT 99.51

News Release, regarding fiscal 2005 results, announced August 10, 2004

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES FISCAL 2005 FIRST QUARTER RESULTS AND UPCOMING KEY EVENTS

For Immediate Release:

                         August 10, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) today reported financial results for its first quarter ended June 30, 2004. AnorMED recorded a net loss of $3,814,000 ($0.12 per common share) in this quarter. This is comparable to the net losses incurred in the first fiscal quarter of 2004 of $4,979,000 ($0.19 per common share) and in the previous quarter, ended March 31, 2004, of $3,931,000 ($0.12 per common share).

In the first quarter, AnorMED received licensing revenue of U.S. $2,000,000 from an agreement to license NX473 (formerly AMD473) to NeoRx Corporation.  Last quarter, the majority of the licensing revenue came from a U.S.$1,000,000 payment from Shire Pharmaceuticals Group, plc as a result of the first regulatory approval of FOSRENOLTM in Sweden.  The remaining revenue in both quarters consisted of payments received from licensees under other licensing agreements.

Again in this quarter the majority of research and development expenditures were associated with AMD3100 and AMD070 drug substance manufacturing and clinical trial costs. The expenditures for AMD3100 in this period include one Phase I trial, five Phase II trials, and drug manufacturing costs. Because the Company is working in collaboration with the AIDS Clinical Trials Group, the costs for AMD070 clinical trials are minimal; however, the Company has incurred costs this quarter for formulation work and additional drug manufacturing for upcoming trials.

In the first quarter, personnel costs included in research and development expenses decreased by 8% compared to the first fiscal quarter of last year. Non-recurring severance costs due to the restructuring of the Senior Management team last year resulted in higher personnel costs last year.  AnorMED added additional employees in most areas of research and development during the current quarter.  The full financial effect of the net increase in staff will be reflected in higher personnel costs in the future.

General and administrative expenses decreased by 12% overall this quarter in comparison to the first quarter a year ago also due primarily to the non-recurring costs related to the restructuring of the Senior Management team last year. Both Business Development and Investor Relations costs have increased year over year primarily due to obtaining consulting services to assist with market research for AMD3100 and to expand AnorMED's investor relations program in both the U.S. and Canada.

Amortization expenses are lower this quarter than in other quarters because the Company has assets that are now fully depreciated.  The increased capital expenditures are not expected to amount to a substantial change in amortization expense this fiscal year.

Interest income was reduced in this quarter compared to the first quarter of Fiscal 2004 due to lower interest rates even though the average cash balance over the quarter this year was approximately 20% higher than last year.

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AOM Q105 10/08/04

Other expenses for the first quarter include a $639,000 write-down of the value of the NeoRx shares due to the decrease in the price of these shares over the quarter. These shares were received from NeoRx as part of their upfront milestone payment for NX473 early in the quarter.

Capital expenditures of $122,000 were made during the first three months and these are comparable to those made in the same period of Fiscal 2004.  The majority of the purchases were for hardware upgrades and additional computer equipment for new hires this quarter.

Cash, cash equivalents, and short-term investments were $61,478,000 at June 30, 2004 as compared to $65,620,000 at March 31, 2004. The Company's cash reserves are primarily held in investments with maturities less than 90 days due to the relatively higher yields that continued to be available during the quarter for short-term maturities. The current cash on hand, as well as expected interest income, is estimated to be sufficient to fund the Company's operations through Fiscal 2006.

2005 First Quarter Results & Recent Events

  Initiated fifth Phase II study for AMD3100 in stem cell transplant for cancer patients

  Licensed NX473 to NeoRx Corporation

  Appointed Dr. Felix Baker, Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC, to AnorMED's Board of Directors.

  Reported clinical data on AMD3100 in multiple myeloma patients at the American Society of Clinical Oncology (ASCO) conference, June 5-8, 2004, New Orleans, LA

  Reported safety data on AMD070 at the 2004 International AIDS Conference, July 11-16, 2004, Bangkok, Thailand

2005 Milestones

  Hold end of Phase II meeting with FDA for AMD3100 in stem cell transplant for cancer patients on September 10, 2004.

  Initiate Phase Ib/IIa trial for AMD070 in HIV in collaboration with the U.S. Adult Clinical Trials Group (ACTG)

  Anticipate additional milestone payments from Shire upon receipt of U.S. and E.U. approvals for FOSRENOL

  Plan to present additional Phase II trial data on AMD3100 at the American Society of Hematology (ASH) meeting, December 4-7, 2004, San Diego, CA

  Initiate Phase III trial for AMD3100 in stem cell transplant for cancer patients

  Initiate clinical program of AMD3100 in cardiac tissue repair

  Select lead CCR5 HIV entry inhibitor candidate

  Establish preliminary efficacy of AMD070 in HIV patients

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AOM Q105 10/08/04

BALANCE SHEETS

(In thousands of Canadian dollars)	As at June 30	As at March 31
	2004	2004
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$ 33,425	$ 40,608
Short-term investments	28,053	25,012
Accounts receivable	388	352
Prepaid expenses	548	565
Current portion of security deposit	150	150
	62,564	66,687
Security deposit	100	100
Property and equipment, net	2,824	2,930

	$ 65,488	$ 69,717
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,969	$ 3,668
Shareholders' equity
Share capital
Issued and outstanding:
Common shares – 31,756,398	153,521	153,452
(March 31, 2004 – 31,740,148)
Additional paid-in capital	616	401
Accumulated deficit	(91,618)	(87,804)
	62,519	66,049

	$ 65,488	$ 69,717

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AOM Q105 10/08/04

STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars)	For the three months ended June 30
	2004	2003
	(unaudited)	(unaudited)
Revenue
Licensing	$ 2,310	$ 34
Expenses
Research and development (note 1)	4,260	3,629
General and administrative (note 1)	1,347	1,524
Amortization (note 1)	225	289
	5,832	5,442
Other income (expense)
Interest and other income	347	429
Other expenses	(639)	—
	(292)	429
Net loss	$ (3,814)	$ (4,979)
Loss per common share	$ (0.12)	$ (0.19)
Diluted loss per common share	$ (0.12)	$ (0.19)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, except share amounts)	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders' equity
Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3			3
Issued on exercise of options	15,800	66		(15)	51
Stock-based compensation				230	230
Net loss			(3,814)		(3,814)
Balance at June 30, 2004	31,756,398	$ 153,521	$ (91,618)	$ 616	$ 62,519
	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders' equity
Balance at March 31, 2003	25,721,848	$ 125,774	$ (70,273)	$ 16	$ 55,517
Issued for cash	3,100	7			7
Stock-based compensation				113	113
Net loss			(4,979)		(4,979)
Balance at June 30, 2003	25,724,948	$ 125,781	$ (75,252)	$ 129	$ 50,658

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AOM Q105 10/08/04

STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)	For the three months ended June 30
		2004		2003
		(unaudited)		(unaudited)
Cash provided by (used in):
Operations:
Net loss	$	(3,814)	$	(4,979)
Items not involving cash:
Amortization		225		289
Loss on disposal of property and equipment		3		—
Loss on revaluation of investments		639		—
Compensatory stock options		230		113
Changes in non-cash operating working capital
Accounts receivable		(36)		(70)
Prepaid expenses		17		144
Accounts payable and accrued liabilities		(699)		(171)
		(3,435)		(4,674)
Investments:
Net sale (purchase) of short-term investments		(3,680)		52,870
Purchase of property and equipment		(122)		(87)
		(3,802)		52,783
Financing:
Decrease in capital lease obligations		—		(35)
Issuance of shares; net of share issue costs		54		7
		54		(28)
Increase (decrease) in cash and cash equivalents		(7,183)		48,081
Cash and cash equivalents, beginning of the period		40,608		1,033
Cash and cash equivalents, end of period		$33,425		$49,114

Note to interim financial information

1. CHANGES IN ACCOUNTING POLICIES

a) Stock-based compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004.  In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003.  The transitional provisions outlined by CICA Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation.  Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method.  As the change was implemented in the third quarter of Fiscal 2004, the first quarter figures for 2004 have been restated, resulting in an increase in research and development expense of $81,000 and in general and administrative expense of $27,000, in the comparative financial statements.

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AOM Q105 10/08/04

b) Patents

    Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred.  The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions.  As the change was implemented in the fourth quarter of Fiscal 2004, the first quarter figures for 2004 have been restated, resulting in a decrease in amortization expense of $62,000 and an increase in research and development expense of $237,000, in the comparative financial statements.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of haematology, HIV and oncology.  The Company currently has four clinical products at various stages of development. Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation and hold an end of Phase II meeting with the FDA. The Company also plans to initiate a Phase Ib/IIa trial for AMD070 in HIV patients. Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

TELECONFERENCE CALL NOTIFICATION: Tuesday, August 10, 2004 4:30 pm/EST 1:30 pm/PST

On Tuesday, August 10, 2004, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial, 1-800-633-8581 in Canada and the U.S. or 1-212-346-6558 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until September 10, 2004.  To hear a complete replay, please call 1-800-558-5253.  The reservation number required for access is 21203979.  This call will also be webcast from AnorMED's website at www.anormed.com.

For further information: Elisabeth Whiting, M.Sc. Sr. Director, Corporate Development & Communications Tel: 604-530-1057 E-mail: ewhiting@anormed.com	W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: 604-530-1057 e-mail: info@anormed.com